

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 21, 2016

Clifton Rutledge
Chief Executive Officer
Bojangles', Inc.
9432 Southern Pine Boulevard
Charlotte, NC 28273

> **Re:** **Bojangles', Inc.**
> **Registration Statement on Form S-3**
> **Filed November 16, 2016**
> **File No. 333-214630**

Dear Mr. Rutledge:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald E. Field at (202) 551-3680 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Barry M. Abelson, Esq.
        Pepper Hamilton LLP